UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

Rule 13E-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

COCA-COLA REFRESHMENTS USA, INC.

(Following the closing of the transaction, Coca-Cola Enterprises Inc. changed its name to Coca-Cola Refreshments USA, Inc.)

(Name of the Issuer)

COCA-COLA ENTERPRISES, INC.

(Following the closing of the transaction, International CCE Inc. changed its name to Coca-Cola Enterprises, Inc.)

COCA-COLA REFRESHMENTS USA, INC.

THE COCA-COLA COMPANY

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

191219104

(CUSIP Number of Class of Securities)

JOHN R. PARKER JR., ESQ. Senior Vice President, General Counsel and Strategic Initiatives Coca-Cola Enterprises, Inc. 2500 Windy Ridge Parkway Atlanta, Georgia 30339 (678) 260-3000	GEOFFREY J. KELLY, ESQ. Senior Vice President and General Counsel The Coca-Cola Company One Coca-Cola Plaza Atlanta, Georgia 30313 (404) 676-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

GERARD M. MEISTRELL, ESQ. JONATHAN I. MARK, ESQ. HELENE R. BANKS, ESQ. Cahill Gordon & Reindel LLP Eighty Pine Street New York, New York 10005-1702 (212) 701-3000 (212) 269-5420	MARTHA E. MCGARRY, ESQ. SEAN C. DOYLE, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$13,784,430,498	$982,830

(1)	For purposes of calculating the filing fee only, the transaction value was determined as follows: the product of (i) $25.64 (the average of the high and low sales prices of CCE common stock on the New York Stock Exchange on May 19, 2010) and (ii) 537,614,294 (the maximum number of outstanding shares of CCE common stock, stock options and restricted stock and restricted stock units representing shares of CCE common stock exchangeable in the Merger).
(2)	Calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Fee Advisory #4 for Fiscal Year 2010, by multiplying the transaction value calculated in accordance with (1) above of $13,784,430,498 by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $982,830

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-167067): $599,511

Schedule 13E-3 (File No. 005-38029): $383,319

Filing Party: International CCE Inc.

Date Filed: May 25, 2010

INTRODUCTION

This Final Amendment No. 5 to the Transaction Statement on Schedule 13E-3 (as amended hereby, the “Transaction Statement”) is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of this Transaction Statement. The information set forth in this Final Amendment has previously been disclosed on the Form 8-K filed on October 5, 2010 by Coca-Cola Enterprises, Inc. (“New CCE”, which was named International CCE Inc. prior to the closing of the transaction) and the Form 8-K filed on October 7, 2010 by Coca-Cola Refreshments USA, Inc., (“CCE”, which was named Coca-Cola Enterprises Inc. prior to the closing of the transaction).

This Amendment No. 5 is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder, by CCE (the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby), New CCE and The Coca-Cola Company (collectively, the “Filing Persons”).

ITEM 15. ADDITIONAL INFORMATION.

Item 1011(b) of Regulation M-A.

(b) Other material information. Item 15(b) is hereby amended and supplemented as follows:

On October 1, 2010, CCE held a special meeting of CCE’s shareowners to vote on (i) the proposal (“Proposal 1”) to adopt the Business Separation and Merger Agreement, dated as of February 25, 2010, as amended by Amendment No. 1 to Business Separation and Merger Agreement, dated as of September 6, 2010 (as amended, the “Merger Agreement”), by and among New CCE, CCE, TCCC and Merger Sub and (ii) the proposal (“Proposal 2”) to adjourn the meeting, if necessary or appropriate, to solicit additional proxies. The matters acted upon at the special meeting are described in more detail in the Company’s Amendment No. 4 to Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 25, 2010 and supplemented by the Supplement, filed with the Securities and Exchange Commission on September 7, 2010. At the special meeting, CCE’s shareowners approved both matters.

On October 2, 2010, New CCE was separated (the “Separation”) from its former parent, CCE, pursuant to the terms of the Merger Agreement. Pursuant to the Merger Agreement, (1) immediately prior to the Merger, CCE separated its businesses of marketing, producing and distributing nonalcoholic beverages outside of the United States, Canada, the British Virgin Islands, the United States Virgin Islands and the Cayman Islands and transferred those businesses to New CCE and (2) Merger Sub merged (the “Merger”) with and into CCE, with CCE continuing as the surviving corporation and a wholly-owned subsidiary of TCCC. In the Merger, (i) each outstanding share of common stock of CCE, other than shares held by TCCC or any of its subsidiaries, were converted into the right to receive 1.000 share of Company common stock (the “Stock Consideration”), and cash consideration of $10.00 (the “Cash Consideration” and which, together with the Stock Consideration, is the “Merger Consideration”), (ii) TCCC became the owner of all of the shares of CCE common stock and (iii) New CCE became a public company, whose shares are owned by prior CCE shareowners other than TCCC and its subsidiaries.

Concurrently with the Merger, on October 2, 2010, New CCE acquired TCCC’s bottling operations in Norway and Sweden (the “Norway-Sweden Acquisition” and, together with the Merger and the Separation, the “Transaction”), pursuant to the Norway-Sweden Share Purchase Agreement dated as of March 20, 2010, (the “Norway-Sweden SPA”) through the purchase of all of TCCC’s right, title and interest in Coca-Cola Drikker AS and Coca-Cola Drycker Sverige AB for $822,000,000, plus approximately $44,000,000 required to be paid pursuant to the closing working capital adjustment.

New CCE now owns what were previously CCE’s European operations, its Canadian financing company, a related portion of CCE’s corporate segment and TCCC’s bottling operations in Norway and Sweden. New CCE is now named Coca-Cola Enterprises, Inc. and its common stock is listed for trading on the New York Stock Exchange under the symbol “CCE.”

New CCE financed the Cash Consideration and the Norway-Sweden Acquisition using a combination of existing cash, payments received from TCCC upon the effective time of the Merger, debt financing obtained in the public markets and commercial paper borrowings.

In connection with the Merger, CCE was renamed Coca-Cola Refreshments USA, Inc. In connection with the consummation of the Merger, CCE notified the New York Stock Exchange (the “NYSE”) on October 1, 2010 of such consummation and requested that the NYSE file with the Securities and Exchange Commission (the “SEC”) a notification of removal from listing on Form 25 to report that the shares of CCE’s common stock are no longer listed on the NYSE. The NYSE suspended shares of CCE common stock from trading before the opening of business on October 4, 2010, and on October 5, 2010, the NYSE filed with the SEC a notification of removal from listing on Form 25 to delist and deregister the shares of CCE common stock.

The descriptions herein of the Merger Agreement, Norway-Sweden SPA and the transactions contemplated thereby are not complete and are qualified in their entirety by reference to the Merger Agreement and the Norway-Sweden SPA, which are incorporated by reference as Exhibit 2.1 (Business Separation and Merger Agreement), Exhibit 2.2 (Norway-Sweden Share Purchase Agreement) and Exhibit 2.3 (Amendment No. 1 to Business Separation and Merger Agreement).

ITEM 16. EXHIBITS.

Exhibit Number	Description

(a)(1)	The proxy statement/prospectus of International CCE Inc. (incorporated herein by reference to proxy statement/prospectus filed by International CCE Inc. with the SEC on August 26, 2010, as supplemented on September 7, 2010, the “proxy statement/prospectus”).

(a)(2)	Press Release dated February 25, 2010 (incorporated herein to CCE’s Current Report on Form 425 filed on February 25, 2010).

(a)(3)	Press Release dated October 3, 2010 (incorporated herein to CCE’s Current Report on Form 8-K filed on October 5, 2010).

(c)(1)	Opinion of Greenhill & Co., LLC (incorporated herein by reference to Annex C-1 to the proxy statement/prospectus).

(c)(2)	Opinion of Credit Suisse Securities (USA) LLC (incorporated herein by reference to Annex C-2 to the proxy statement/prospectus).

(c)(3)	Opinion of Lazard Frères & Co. LLC (incorporated herein by reference to Annex C-3 to the proxy statement/prospectus).

(c)(4)	Opinion of Goldman, Sachs & Co. (incorporated herein by reference to Annex C-4 to the proxy statement/prospectus).

(c)(5)	February 21, 2010 Presentation of Greenhill & Co., LLC to Coca-Cola Enterprises, Inc.’s Affiliated Transaction Committee.*

(c)(6)	February 24, 2010 Presentation of Credit Suisse Securities (USA) LLC to Coca-Cola Enterprises’ Board of Directors.*

(c)(7)	February 24, 2010 Presentation of Lazard Frères & Co. LLC to Coca-Cola Enterprises’ Board of Directors.*

(c)(8)	February 24, 2010 Presentation of Goldman, Sachs & Co. to The Coca-Cola Company’s Board of Directors.*

(d)(1)	Business Separation and Merger Agreement dated as of February 25, 2010, among Coca-Cola Enterprises Inc., Cobalt Subsidiary LLC, The Coca-Cola Company and International CCE Inc. (incorporated herein by reference to Exhibit 2.1 to CCE’s Current Report on Form 8-K filed with the SEC on March 3, 2010).

(d)(2)	Norway-Sweden Share Purchase Agreement dated as of March 20, 2010 among Coca-Cola Enterprises Inc., International CCE Inc., The Coca-Cola Company and Bottling Holdings (Luxembourg) s.a.r.l. (incorporated herein by reference to Exhibit 2.1 to CCE’s Current Report on Form 8-K filed on March 22, 2010)

(d)(3)	Form of Bottler’s Agreement (incorporated herein by reference as Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 4, 2010)

(d)(4)	Undertaking from Bottling Holdings (Luxembourg) to the European Commission, dated October 19, 2004, relating to various commercial practices that had been under investigation by the European Commission (incorporated herein by reference as Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 4, 2010)

(d)(5)	Final Undertaking from Bottling Holdings (Luxembourg) adopted by European Commission on June 22, 2005 (incorporated herein by reference as Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 4, 2010)

(d)(6)	Form of Employment Agreement between International CCE Inc. and John F. Brock (incorporated herein by reference as Exhibit 10.5 to Amendment No. 3 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 19, 2010)

(d)(7)	Form of Employment Agreement between International CCE Inc. and William Douglas (incorporated herein by reference as Exhibit 10.6 to Amendment No. 3 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 19, 2010)

(d)(8)	Form of Employment Agreement between International CCE Inc. and John Parker (incorporated herein by reference as Exhibit 10.7 to Amendment No. 3 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 19, 2010)

(d)(9)	Form of Incidence Pricing Agreement (incorporated herein by reference as Exhibit 10.1 to Amendment No. 3 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 19, 2010)

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D to the proxy statement/prospectus).

*	Previously filed on May 25, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2010

COCA-COLA REFRESHMENTS USA, INC.

By:	/S/ KATHY N. WALLER
Name:	Kathy N. Waller
Title:	Vice President

COCA-COLA ENTERPRISES, INC.

By:	/S/ WILLIAM T. PLYBON
Name:	William T. Plybon
Title:	Vice President and Secretary

THE COCA-COLA COMPANY

By:	/S/ KATHY N. WALLER
Name:	Kathy N. Waller
Title:	Vice President and Controller

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